NORTHEAST INVESTORS TRUST

Paying Dividends for Over 60 Years

Quarterly Commentary

Fourth Quarter 2018

Market Recap

The return of volatility and subsequent shift to risk aversion was a major theme in the fourth quarter, not only for fixed income, but all capital markets. The end-of-year "flight to quality" helped Treasuries overcome early-year losses and close 2018 in the black. The iShares 7-10 Year Treasury Bond ETF (IEF) was up 3.86% in the quarter, ending the year up 0.99%, while iShares iBoxx $ High Yield Corporate Bond ETF (HYG) fell 4.41%, finishing 2018 with losses of 2.02%. The average high yield fund fell 2.5% for the year, according to Morningstar.



2018 FIXED INCOME RETURNS
Q1
Q2
Q3
Q4
PERCENTAGE %
High Yield
Investment Grade
7-10 Year Treasury

Why Volatility Returned: In December, the Federal Reserve raised short-term rates for the fourth time in 2018, marking the ninth quarter-point hike since Dec. 2015. Over the last three years, as the Fed has continued to tighten, the yield curve has flattened and inverted at the short end. Rather than a harbinger of an upcoming recession, an inversion, we feel, is just a normal reaction to the Fed slowly unwinding its "zero interest rate policy" back to a historical "neutral rate".

How the Markets Reacted: As expected, the rise in volatility put a premium on safe-haven assets, driving the yield on 10-year Treasuries to 2.69%, down 37 basis points (bps) since Sept. 30. However, the 10-year yield rose 28 bps from the start of the year. Investors also demanded more yield for taking on credit risk. The ICE BAML US High Yield Index ended 2018 with a yield-to-worst of 7.95%, up 167 bps since the start of the quarter and 211 bps since the beginning of the year. The divergence of high yield and Treasury yields widened spreads over the last 90 days. High yield spreads flared out by 203 bps, ending the year at 5.26%.

The last time high yields were above 8% *and* spreads were above 5% was during the oil crisis in late 2015 to early 2016, when oil prices bottomed near $30 per barrel. If we take a closer look at the yields (YTW) and oil over the last quarter, we see a similar inverse relationship. As oil prices began to weaken, both yields *and* spreads against Treasuries started to rise. Oil/energy remains a large component of the high yield index. As of Dec. 31, 2018, roughly 14% of the U.S. High Yield Index is related to the energy sector.

How Fund Investors Reacted: The shift away from risk was felt in high yield funds as the quarter closed with six consecutive weeks of net outflows. Similar withdrawals were experienced in the once-red-hot leveraged loan market, which earlier in the year surpassed high yield in terms of both number of issuers and face amount outstanding. Both markets have about $1.2 trillion in outstanding debt. Total high yield issuance for the year, $173 billion, was down 39% from $284 billion in 2017. That marked the first time issuance was under $200 billion in the last nine years. Issuance actually ground to a halt in the fourth quarter, shrinking to $10 billion in October, $3.6 billion in November, and a mere $600 million in December.

The Trust's Performance

The Trust (ticker: NTHEX) continues to use a barbell strategy consisting of low-volatility, short-duration yield-to-call (YTC) bonds (~55%) combined with "special situation" post-bankruptcy bonds and stocks (~20%). The Trust also maintains a modest amount of traditional "core" high yield bonds (~15%) and equities/warrants (~10%). The higher concentration of YTC bonds helped limit the Trust's participation in the downturn of the overall high yield market. However, "special situation",


WIDENING SPREADS: HY VS 10-YEAR TREASURY YIELDS
PERCENTAGE %
0
1
2
3
4
5
6
12/31/2017
4/2/2018
6/30/2018
9/28/2018
12/28/2018

out-of-index securities were a source of weakness that dragged on our overall performance. For the fourth quarter, the Trust's performance (-4.44%) was in line with the ICE BAML US High Yield Index (-4.63%) and the average high yield bond fund tracked by Morningstar (-4.33%).

Contributors to the Trust's performance:

- EXXI stock: a post-reorganization equity was sold in a cash merger with Cox Oil.
- YTC bonds: Gilbraltar (called in February 2019), Enpro, and CSC Holdings.

Detractors to performance:

- Parker Drilling: offshore drilling company that filed for Ch.11 bankruptcy
- Viskase Companies Common Stock: food service manufacturer based in Chicago
- NL Industries Common Stock: holding company that produces titanium dioxide

Additions to the Trust: As spreads flared out, the Trust extended duration with the purchase of these names:

- Crestwood Equity Partners 9.25% Preferred Stock
- Vector Group 6.125% 2/1/25

Subtractions: A byproduct of investing in short duration securities is they are called or mature relatively quickly. Most of the securities removed from the portfolio were due to calls:

- Frontier Comm. 8.125% 10/1/18 (Maturity)
- W&T Offshore 8.5% 6/15/19 (Full Call)
- Energy XXI Common Stock (Cash Merger)
- Enpro Industries 5.875% 9/15/22 (Full Call)
- Chesapeake Energy 8% 12/15/22 (Full Call)
- First Data 7% 12/1/23 (Full Call)

S&P Ratings Changes:

- Rite Aid: Downgrade from B- to CCC+ (12/28/18)
- Republic of Argentina Warrants: Downgrade from B+ to B (11/12/18)
- Targa Resources: Downgrade from BB- to BB (10/29/18)


2018 HIGH YIELD BOND ISSUANCE
Billions
$0
$10
$20
$30
$40
$50
$60
$70
$64.3
$49.9
$44.6
$14.2
Q1
Q2
Q3
Q4

Outlook

Most of the major asset classes exhibited extreme weakness in the fourth quarter. The question is why? Brexit, political turmoil, trade wars, hawkish Fed policy, and a slowing global economy are all legitimate concerns, but we feel they are somewhat overblown. We remain relatively sanguine on the economy and capital markets. We will continue to utilize a barbell approach (60% YTC securities/20% special situation-post reorganization equities) with a relatively short duration. Such a strategy produces a short shelf life for our YTC positions. Therefore, we are continuously looking for value across the high yield spectrum. We remain confident the short end of the curve provides a favorable risk/return. However, during times of market dislocations, such as the fourth quarter, we may take advantage of widened spreads and extend duration.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX) ,a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeast Investors Trust for more than 29 years.

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); BMonrad@northeastinvestors.com

NORTHEAST INVESTORS TRUST

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DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance.

The ICE BAML U.S. High Yield Index is an unmanaged market value-weighted index comprised of approximately 2,200 domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Issues included in the index have maturities of one year or more and have a credit rating lower than BBB-/Baa3, but are not in default.

Investors should carefully consider investment objectives, risks, charges and expenses. This and other important information about the Trust is contained in the prospectus or summary prospectus, either of which may be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read either one carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.